

Mail Stop 4631

June 19, 2009

Via U.S. Mail

J. Cameron Drecoll
Chief Executive Officer
Broadwind Energy, Inc.
47 East Chicago Avenue, Suite 332
Naperville, IL 60540

Re: Broadwind Energy, Inc.
        Registration Statement on Form S-1
        Filed May 27, 2009
        File No. 333-159487

Dear Mr. Drecoll:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you are proposing to register the resale of 59,704,503 shares of your common stock on behalf of your largest stockholder (Tontine) and your chief executive officer (Mr. Drecoll). We further note that you are proposing to register this resale on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended. Given the size of this offering relative to the number of outstanding shares held by non-affiliates, as well as the nature of the selling stockholders, we are concerned that this transaction could be an indirect primary offering. Because you do not appear to be eligible to conduct a primary offering on Form S-3, you would not eligible to conduct

a primary at-the-market offering under Rule 415(a)(4). If you disagree with our analysis, please tell us why you believe you can rely on Rule 415(a)(1)(i) for this transaction. In your analysis, you may wish to address the following factors:

- The number and nature of the selling stockholders and the percentage of the overall offering made by each stockholder;

- The date on which and the manner in which each selling stockholder received their shares;

- The relationship of each selling stockholder to the company, including an analysis of whether the selling stockholders is an affiliate of the company;

- Any relationships among the selling stockholders;

- The dollar value of the shares registered in relation to the proceeds that the company received from the selling stockholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling stockholders and/or their affiliates in fees or other payments; and

- Whether or not any of the selling security holders is in the business of buying and selling securities.

Prospectus Summary, page 3

The Offering, page 8

2.   Please name the selling stockholders and add a brief narrative description of the relationships they have had with you within the past three years and how they acquired the securities they are proposing to sell.

Risks Factors, page 13

3.   Please delete the third and fourth sentences in the italicized introductory paragraph. Please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

Selling Stockholders, page 27

4.   Please identify by name the natural persons who exercise voting or investment control or both with respect to the five Tontine selling stockholders named in the prospectus. Please refer to Question 140.02 of the Division's Compliance & Disclosure Interpretations for Regulation S-K, which can be found on our website.

5.   Please revise sub-paragraph (b) of footnote (1) to the selling stockholders table to clarify whether the 16,036,450 shares you issued to the former Brad Foote stockholders included Mr. Drecoll's 12,700,868 shares.

Business, page 61

Legal Proceedings, page 69

6.   Please quantify the amount of the monetary penalties WDNR is seeking. Please refer to Item 103 of Regulation S-K.

Management, page 75

7.   Please add a materially complete discussion of the proxy agreements and related rights that are referenced in footnote (1) to the selling stockholders table on page 27. Please refer to Item 401(a) of Regulation S-K. In addition, please file these agreements as exhibits to the registration statement.

Executive Compensation, page 77

Compensation Discussion and Analysis, page 79

Elements of Compensation, page 82

Annual Incentives, page 83

8.   We note that the "annual bonus opportunity for . . . 2008 was discretionary and was determined by the Compensation Committee based on the recommendation of the Chief Executive Officer and individual and Company performance criteria established by the Compensation Committee . . . ." Please provide a materially complete analysis of the role that individual performance played in the committee's decision-making process. In doing so, for each named executive officer please discuss any key items of individual performance the committee considered. Please refer to Item 402(b)(2)(viii) of Regulation S-K.

9.   We note your statement in footnote (6) to the summary compensation table that "Mr. Drecoll elected not to be considered for a bonus in 2008." Please discuss how the compensation committee viewed and why they accepted Mr. Drecoll's election not to be considered for a bonus. In this regard, we note that under the terms of his employment agreement Mr. Drecoll appears to have been eligible for a bonus.

Long-Term Incentives, page 84

10.   Please provide a materially complete analysis of how the compensation committee determined the number of stock options and RSUs granted during 2008. Please provide sufficient quantitative and qualitative analysis of the factors the committee considered in making long-term incentive awards for 2008, e.g., achievement of business objectives, individual performance, and other internal and external factors. Please refer to Item 402(b)(2) of Regulation S-K.

Potential Payments Upon Termination or Change in Control, page 94

11.   Please revise the table to clarify that the payments reflected in the table are not actual payments but instead are the payment that would have been made had a triggering event occurred on December 31, 2008. Please refer to Instruction 1 to Item 402(j) of Regulation S-K.

Certain Transactions and Business Relationships, page 94

12.   Please tell us why you have not provided the disclosures required by Item 404(c) of Regulation S-K. In this regard, we note from your "Company History" disclosure on page 65 that you engaged in a reverse shell transaction in 2006 and otherwise appear to have a corporate background that could trigger Item 404(c) disclosure.

Brad Foote Registration Rights Agreement, page 95

13.   Please expand your discussion of the demand and piggyback registration rights to provide the information required by Item 404(a) of Regulation S-K.

Release of Brad Foote Acquisition Escrow Fund, page 97

14.   Please tell us why you have not filed the May 26, 2009 settlement agreement as an exhibit to the registration statement.

Incorporation of Certain Information by Reference, page 102

15.   Please include the current report on Form 8-K filed on June 11, 2009 to report the departure of your interim chief financial officer.

Where You Can Find More Information, page 103

16.   Please add the disclosures required by Item 12(b)(1) of Form S-1.

Part II

Item 16. Exhibits and Financial Statement Schedules, page 107

17.   We note that you do not appear to have filed the schedules to at least some of the credit and lending arrangements that are filed as exhibits to your registration statement. For example, the agreements between your Brad Foote subsidiary and Bank of America/LaSalle Bank refer to numerous schedules, however you do not appear to have filed these schedules along with the EDGAR-filed agreements to which they relate. Please re-file complete copies of any credit and lending arrangements that are currently filed in an incomplete form.

Item 17. Undertakings, page 108

18.   Please add the undertaking required by Item 512(e) of Regulation S-K, as your registration statement incorporates by reference annual and quarterly reports. In addition, please tell us why you have included the undertaking set forth in Item 512(a)(6) of Regulation S-K.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dieter King, staff attorney, at (202) 551-3338 or me at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Matthew G. McQueen, Esq. (Via Facsimile 312-853-7036)